UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            The Rite Aid 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

THE RITE AID 401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31,
     2005 and 2004                                                          2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2005                                           3

   Notes to Financial Statements as of December 31, 2005 and 2004,
     and for the Year Ended December 31, 2005                             4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500--Schedule H, Line 4i--Schedule of Assets (Held at End
     of Year) as of December 31, 2005                                       9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania
June 23, 2006

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
------------------------------------------------------------------------------

                                                  2005                  2004

ASSETS:
  Participant-directed investments           $1,091,930,051     $1,018,029,128
  Cash                                                2,619              2,573

  Contributions receivable:
    Employer                                      4,132,562          3,233,270
    Employee                                      2,798,544            646,290
                                             --------------     --------------
         Total contributions receivable           6,931,106          3,879,560
                                             --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS            $1,098,863,776     $1,021,911,261
                                             ==============     ==============


See notes to financial statements.

THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                      $  73,486,081
  Employer contributions                                         32,926,207
  Rollover contributions                                          3,078,179
  Net appreciation in fair value of investments                  56,635,755
  Investment income                                              10,024,991
                                                              -------------

           Total additions                                      176,151,213
                                                              -------------

DEDUCTIONS:
  Benefit payments                                               99,198,698
                                                              -------------
           Total deductions                                      99,198,698
                                                              -------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    76,952,515

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year           1,021,911,261
                                                             --------------

NET ASSETS AVAILABLE FOR BENEFITS-End of year                $1,098,863,776
                                                             ==============


See notes to financial statements.

THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Rite Aid 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan and allocated to participant accounts, if any.

      Effective October 1, 2004, T. Rowe Price Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. Prior to October 1, 2004, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      Participation--Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 2% of such participant's additional pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service ("IRS"). A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan.

      Two settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $7,040,602 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions.

      One of the settlement agreements also requires that the Company maintain the safe-harbor matching formula from plan years 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company must make a supplemental matching contribution for years 2003 through 2006 if the total dollar amount of the matching contributions for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution to the Plan. The Company's matching contribution for 2005 exceeded the 2002 contribution, and no such supplemental matching contribution was required for the year ended December 31, 2005. If a supplemental matching contribution is made, it will be allocated to the accounts of then-current Plan participants who received a regular matching contribution in proportion to each participant's regular matching contribution.

      Following the determination of the need for a supplemental matching contribution for the year ended December 31, 2006, if any, there will be no further contributions to the Plan stemming from these settlement agreements.

      Investment Options--The Plan provides participants with the option of investing the participant's account balances in twenty-four funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump-sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to the participant's termination of employment.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to three outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--Participants are immediately vested in all employee contributions credited to the participant's accounts plus actual earnings (losses) thereon. Effective January 1, 2002, participants became immediately vested in all Plan Sponsor's contributions credited to the participant's accounts plus actual earnings (losses) thereon made after that date. Prior to January 1, 2002, vesting in the Plan Sponsor's contributions was based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor's contributions upon the participant's death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions. Forfeitures for the years ended December 31, 2005, were $113,271.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Stable Value Fund, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 2,564,119 and 2,708,558 shares of Company common stock at December 31, 2005 and 2004, respectively.

      On July 9, 2004, the Plan began to offer the Prudential Stable Value Fund ("SVF"), which is a trust product and is comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. Prudential declares an effective annual interest rate at the beginning of each calendar quarter which is credited and compounded on a daily basis. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 4.84% for 2005. As of December 31, 2005 and 2004, the crediting interest rate was 4.77% and 4.86%, respectively.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2005, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:


                                                                       December 31
                                                           --------------------------------------
                                                                  2005                 2004

Prudential Stable Value Fund                                   $296,457,782         $286,936,935
T. Rowe Price Equity Index Trust                                154,312,965          158,728,316
Northern Trust Global Advisors Large-Cap Growth Fund            126,486,645          126,700,016
Dodge & Cox Balanced Fund                                       126,375,960          112,877,488
Northern Trust Global Advisors Small-Cap Fund                    64,764,962           54,996,235
Northern Trust Global Advisors International Equity Fund         62,482,610           51,287,851
Northern Trust Global Advisors Large-Cap Value Fund              62,354,377           61,242,256


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                               Year Ended
                                                              December 31,
                                                                 2005

Investments:
  Mutual funds                                                $54,111,812
  Common stock                                                  2,523,943
                                                              -----------

Total net appreciation                                        $56,635,755
                                                              ===========


4.    TAX STATUS

      The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in plan years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review the following actions were taken:

      In September 2003, the Plan Administrator submitted a Voluntary Correction of Operational Failures program filing (the "VCO") with the IRS, requesting a compliance statement and approval of the correction method for the operational failures identified. The Plan Administrator is in discussions with the IRS regarding the issues identified in the VCO. The Plan Administrator believes that the proposed correction methods are acceptable under IRS guidelines. The Plan Administrator believes that the processes identified for remediation in the VCO would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Plan Sponsor.

                                     ******


THE RITE AID 401(k) PLAN

FORM 5500-SCHEDULE H, Line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------

                                                                                              Current
      Identity of Issue                            Description of Investment                   Value

  *   Rite Aid Corporation                      Company Stock Fund                         $  8,923,135
      Prudential                                Stable Value Fund                           296,457,782
  *   T. Rowe Price                             Equity Index Trust                          154,312,965
  *   T. Rowe Price                             Retirement 2020                              12,083,701
  *   T. Rowe Price                             Retirement 2015                              11,353,097
  *   T. Rowe Price                             Retirement 2030                               9,534,392
  *   T. Rowe Price                             Retirement 2010                               7,920,244
  *   T. Rowe Price                             Retirement 2040                               6,613,956
  *   T. Rowe Price                             International Equity Index Fund               6,250,172
  *   T. Rowe Price                             Retirement 2025                               6,091,781
  *   T. Rowe Price                             Extended Equity Market Index Fund             4,756,416
  *   T. Rowe Price                             Retirement 2035                               3,586,967
  *   T. Rowe Price                             Bond Index Trust                              1,976,122
  *   T. Rowe Price                             Retirement Income Fund                        1,513,460
  *   T. Rowe Price                             Retirement 2005                               1,435,622
  *   T. Rowe Price                             Retirement 2045                                 269,110
  *   T. Rowe Price                             Insurance Fund                                    1,117
      Northern Trust Global Advisors            Large-Cap Growth Fund                       126,486,645
      Northern Trust Global Advisors            Small-Cap Fund                               64,764,962
      Northern Trust Global Advisors            International Equity Fund                    62,482,610
      Northern Trust Global Advisors            Large-Cap Value Fund                         62,354,377
      Northern Trust Global Advisors            Mid-Cap Fund                                 32,594,453
      Dodge & Cox                               Balanced Fund                               126,375,960
      Pimco                                     Total Return Fund                            50,677,186
      Vanguard                                  Small-Cap Index Fund                          6,291,757
  *   Participant notes                         Loan Fund**                                  26,822,062
                                                                                         --------------

                                                TOTAL                                    $1,091,930,051
                                                                                         ==============

  *   Party-in-interest

 **   The loans range in interest rates from 5.0% to 10.5% and expire through 2022.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      THE RITE AID 401(k) PLAN


                                      By: /s/ Theresa G. Nichols
                                         ----------------------------------
                                         Theresa G. Nichols, not in her
                                         individual capacity, but solely as an
                                         authorized signatory for the Employee
                                         Benefits Administration Committee

Date:  June 29, 2006

                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------

23.1               Consent of Independent Registered Public Accounting Firm